SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                              ________________

                               SCHEDULE 14D-9

                               (RULE 14d-101)


        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)
                              ________________


                          STERLING SOFTWARE, INC.
                         (Name of Subject Company)


                          STERLING SOFTWARE, INC.
                    (Name of Person(s) Filing Statement)


                   COMMON STOCK, PAR VALUE $.10 PER SHARE
                       (Title of Class of Securities)


                                 859547107
                   (CUSIP Number of Class of Securities)

                              ________________


                        DON J. MCDERMETT, JR., ESQ.
            SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          STERLING SOFTWARE, INC.
                       300 CRESCENT COURT, SUITE 1200
                            DALLAS, TEXAS 75201
                               (214) 981-1000
                              ________________

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                WITH COPIES TO:
                            BLAINE V. FOGG, ESQ.
                         RICHARD J. GROSSMAN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                         TELEPHONE: (212) 735-3000




 |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.




      This Amendment No. 2 ("Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission on February 22, 2000, and amended on March 14, 2000, by Sterling Software Inc., a Delaware corporation (the "Company"), relating to the offer by Computer Associates International, Inc., a Delaware corporation ("Computer Associates"), through its wholly-owned subsidiary, Silversmith Acquisition Corp., a Delaware corporation, to exchange each outstanding share of common stock, par value $.10 per share, including the associated preferred stock purchase rights, of the Company, for 0.5634 shares of common stock, par value $.10 per share, of Computer Associates (subject to adjustment as set forth in the Schedule 14D-9 and this Amendment), upon the terms and subject to the conditions set forth in the Exchange Offer, dated February 22, 2000 (the "Exchange Offer"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Exchange Offer, as amended from time to time, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-9.

 ITEM 8.  ADDITIONAL INFORMATION.

      On March 15, 2000, Computer Associates and the Company issued a joint press release stating that the Antitrust Division of the United States Department of Justice (the "DOJ") has requested additional information and documents in connection with the DOJ's review of the Exchange Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

 ITEM 9.  EXHIBITS.

      Item 9 of the Schedule 14D-9 is hereby amended by addition of the following exhibit:

 Exhibit No.         Description
 -----------         -----------
 (e)(41)             Text of joint press release issued by Computer
                     Associates International, Inc. and Sterling Software,
                     Inc. on March 15, 2000.



                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   STERLING SOFTWARE, INC.


                                   By: /s/ Don J. McDermett, Jr.
                                      ---------------------------------
                                   Name:  Don J. McDermett, Jr.
                                   Title: Senior Vice President,
                                          General Counsel and Secretary




 Dated: March 16, 2000




                               EXHIBIT INDEX

 Exhibit No.         Description
 -----------         -----------
 (e)(41)             Text of joint press release issued by Computer
                     Associates International, Inc. and Sterling Software,
                     Inc. on March 15, 2000.